July 29, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathryn McHale
Erin Purnell

Re:	Brookline Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-174731

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Brookline Bancorp, Inc. (the “Company”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, D.C. time) on Tuesday, August 2, 2011 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Lisa R. Haddad of Goodwin Procter LLP at (617) 570-8311 or William P. Mayer of the same firm at (617) 570-1534.

Sincerely,

BROOKLINE BANCORP, INC.

By:	/s/ Paul R. Bechet
	Name:	Paul R. Bechet
	Title:	Senior Vice President and Chief Financial Officer

cc:                                 Lisa R. Haddad, Esq., Goodwin Procter LLP (by email)

William P. Mayer, Esq., Goodwin Procter LLP (by email)

Margaret D. Farrell, Esq., Hinckley, Allen & Snyder LLP (by email)